As filed with the Securities and Exchange Commission on March 2, 2011

Registration No. 333-165608

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

TO

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Ally Financial Inc.

(Exact Name of registrant as specified in its charter)

Delaware	38-0572512
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

GMAC Capital Trust I

(Exact Name of registrant as specified in its charter)

Delaware	27-6372943
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

200 Renaissance Center

P.O. Box 200

Detroit, Michigan 48265-2000

(866) 710-4623

(Address, including zip code, and telephone number, including area code, of each of the registrants’ principal executive offices)

David J. DeBrunner

200 Renaissance Center

Detroit, Michigan 48265-2000

(313) 556-5000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Richard A. Drucker

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

(212) 450-4000

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☒

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐

EXPLANATORY NOTE

This Amendment is filed solely to file the exhibits indicated in Item 16 of Part II. No change is made to the prospectus constituting Part I of the Registration Statement or Items 14, 15 or 17 of Part II of the Registration Statement.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses in connection with the issuance and distribution of the securities (other than any underwriting discounts or commissions) covered by the registration statement of which this prospectus is a part. Ally will bear all of these expenses.

SEC Registration Fees*	$	(a)
FINRA Filing Fees*		(b)
Printing and distribution expenses*		(b)
Legal fees and expenses*		(b)
Accounting fees and expenses*		(b)
Miscellaneous*		(b)

Total	$	(b)

(a)	Omitted because the registration fee is being deferred pursuant to Rule 456(b) and Rule 457(r).
(b)	These fees are calculated based on the securities offered and the number of issuances and accordingly cannot be estimated at this time.

Item 15.	Indemnification of Directors and Officers

Subsection (a) of Section 145 of the General Corporation Law of the State of Delaware, or “DGCL,” empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner that the person reasonably believed to be in or not opposed to the best interest of the corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

Subsection (b) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses that the Court of Chancery or such other court shall deem proper.

Subsection (d) of Section 145 of the DGCL provides that any indemnification under subsections (a) and (b) of Section 145 (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of

Section 145. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by the majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

Section 145 of the DGCL further provides that to the extent a present or former director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith and that such expenses may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in Section 145 of the DGCL; that any indemnification and advancement of expenses provided by, or granted pursuant to, Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; that indemnification provided by, or granted pursuant to, Section 145 shall, unless otherwise provided when authorized and ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person’s heirs, executors and administrators; and empowers the corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liabilities under Section 145. Section D of Article VIII of Ally’s Certificate of Incorporation provides that Ally shall indemnify its directors and officers to the fullest extent permitted by the DGCL, except that no indemnification shall be made in respect of any claim, issue, or matter as to which such person has been adjudged to be liable to Ally, unless, and only to the extent that, the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section A of Article VIII of Ally’s Certificate of Incorporation provides that no director of Ally shall be liable to the company or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except for any breach of such director’s duty of loyalty to the company or its stockholders, acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of a law; or for any transaction from which such director derived an improper personal benefit.

The Amended and Restated Declaration provides that no institutional trustee or any of its affiliates, Delaware trustee or any of its affiliates, or officer, director, shareholder, member, partner, employee, representative custodian, nominee or agent of the institutional trustee or the Delaware trustee (each a “Fiduciary Indemnified Person”), and no administrative trustee, affiliate of any administrative trustee, or any officer, director, shareholder, member, partner, employee, representative or agent of any administrative trustee, or any employee or agent of the Trust or its affiliates (each a “Company Indemnified Person”) shall be liable, responsible or accountable in damages or otherwise to the Trust, any affiliate of the Trust or any holder of securities issued by the Trust, or to any officer, director, shareholder, partner, member, representative, employee or agent of the Trust or its affiliates for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Fiduciary Indemnified Person or Company Indemnified Person in good faith on behalf of the Trust and in a manner such Fiduciary Indemnified Person or Company Indemnified Person reasonably believed to be within the scope of the authority conferred on such Fiduciary Indemnified Person or Company Indemnified Person by the Amended and Restated Declaration or by law, except that a Fiduciary Indemnified Person or Company Indemnified Person shall be liable for any and all loss, liability, claim or damage incurred by reason of such Fiduciary Indemnified Person’s or Company Indemnified Person’s gross negligence, bad faith or willful misconduct with respect to such acts or omissions.

The Amended and Restated Declaration also provides that, to the full extent permitted by law, Ally shall indemnify any Company Indemnified Person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in right of the Trust) by reason of the fact that he or she is or was a Company Indemnified Person against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Trust and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The Amended and Restated Declaration also provides that to the full extent permitted by law, Ally shall indemnify any Company Indemnified Person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in right of the Trust to procure a judgment in its favor by reason of the fact that he is or was a Company Indemnified Person against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Trust and except that no indemnification shall be made in respect of any claim, issue or matter as to which such Company Indemnified Person shall have been adjudged to be liable to the Trust unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such Court of Chancery or such other court shall deem proper.

The Amended and Restated Declaration provides that expenses (including attorneys’ fees) incurred by a Company Indemnified Person in defending a civil, criminal, administrative or investigative action, suit or proceeding referred to in the immediately preceding two sentences shall be paid by Ally in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such Company Indemnified Person to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by Ally as authorized in the Amended and Restated Declaration.

The directors and officers of Ally and the administrative trustees are covered by insurance policies indemnifying them against certain liabilities, including certain liabilities arising under the Securities Act that might be incurred by them in such capacities and against which they cannot be indemnified by Ally or the Ally Trusts. Any agents, dealers or underwriters who execute any underwriting or distribution agreement relating to securities offered pursuant to this registration statement will agree to indemnify Ally’s directors and their officers and the administrative trustees who signed the Registration Statement against certain liabilities that may arise under the Securities Act with respect to information furnished to Ally or the Trust by or on behalf of such indemnifying party.

For the undertaking with respect to indemnification, see Item 17 herein.

Item 16.	Exhibits

The following exhibits are filed with or incorporated by reference into this registration statement:

Exhibit Number	Description of Document
4.1**	Form of Second Amended and Restated Declaration of Trust of GMAC Capital Trust I, to be entered into between Ally Financial Inc., the trustees of GMAC Capital Trust I and the holders, from time to time, of undivided beneficial interests in the relevant series of the Trust.

4.2**	Form of Amended and Restated Indenture, to be entered into between Ally Financial Inc. and The Bank of New York Mellon.

4.3**	Form of Series 1 Trust Preferred Securities Guarantee Agreement, to be entered into between Ally Financial Inc. and The Bank of New York Mellon.

4.4**	Form of Series 2 Trust Preferred Securities Guarantee Agreement, to be entered into between Ally Financial Inc. and The Bank of New York Mellon.

4.5**	Certificate of Trust for GMAC Capital Trust I.

4.6**	Form of Series 1 Trust Preferred Security of GMAC Capital Trust I (included in Exhibit 4.1).

4.7**	Form of Series 1 Common Security of GMAC Capital Trust I (included in Exhibit 4.1).

4.8**	Form of Series 2 Trust Preferred Security of GMAC Capital Trust I (included in Exhibit 4.1).

4.9**	Form of Series 2 Common Security of GMAC Capital Trust I (included in Exhibit 4.1).

4.10**	Form of specimen certificate representing Series 1 Debentures (included in Exhibit 4.1).

4.11**	Form of specimen certificate representing Series 2 Debentures (included in Exhibit 4.1).

5.1**	Opinion of Davis Polk & Wardwell LLP as to the validity of the Debentures and the Guarantees (including the consent of such counsel).

5.2**	Opinion of Richards, Layton & Finger, P.A., special Delaware counsel, as to the validity of the Trust Preferred Securities (including the consent of such counsel).

8.1*	Opinion of Davis Polk & Wardwell LLP regarding certain tax matters.

10.1**	Securities Purchase and Exchange Agreement, between the U.S. Department of Treasury, GMAC Capital Trust I and Ally Financial Inc., dated as of December 30, 2009, incorporated by reference from Exhibit 10.1 of the Current Report on Form 8-K filed by Ally Financial Inc. on January 5, 2010.

12.1**	Computation of Ratio of Earnings to Fixed Charges.

23.1**	Consent of Deloitte & Touche LLP.

23.2**	Consent of Davis Polk & Wardwell LLP (included in Exhibit 5.1)

23.3**	Consent of Richards, Layton & Finger, P.A. (included in Exhibit 5.2)

23.4*	Consent of Davis Polk & Wardwell LLP (included in Exhibit 8.1)

25.1**	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939, as amended, of The Bank of New York Mellon to act as Indenture Trustee for each of the Series 1 Debentures and the Series 2 Debentures under the Amended and Restated Indenture.

25.2**	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939, as amended, of The Bank of New York Mellon to act as Institutional Trustee for each of Series 1 and Series 2 under the Amended and Restated Declaration of Trust of GMAC Capital Trust I.

25.3**	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939, as amended, of The Bank of New York Mellon to act as Guarantee Trustee under the Amended and Restated Series 1 Trust Preferred Securities Guarantee Agreement for the benefit of holders of Series 1 Trust Preferred Securities of GMAC Capital Trust I.

25.4**	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939, as amended, of The Bank of New York Mellon to act as Guarantee Trustee under the Amended and Restated Series 2 Trust Preferred Securities Guarantee Agreement for the benefit of holders of Series 2 Trust Preferred Securities of GMAC Capital Trust I .

*	Filed herewith
**	Previously filed

Item 17.	Undertakings

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(a) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(b) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) that, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(c) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(a), (1)(b) and (1)(c) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to section 13 or section 15(d) of the Exchange Act that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act to any purchaser:

(a) each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(b) each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5) That, for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of the securities: the undersigned Registrant undertakes that in a primary offering of securities of an undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(a) any preliminary prospectus or prospectus of an undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(b) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(c) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(d) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(6) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to section 13(a) or section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES AND POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act, Ally certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Detroit, and State of Michigan, on the 2nd day of March, 2011.

Ally Financial Inc.

By:	/s/ Cathy L. Quenneville
	Name:	Cathy L. Quenneville
	Title:	Secretary

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed on the 2nd day of March, 2011 by the following persons in the capacities indicated.

Signature	Title

Michael A. Carpenter* Name: Michael A. Carpenter	Chief Executive Officer and Director (Principal Executive Officer)

James G. Mackey* Name: James G. Mackey	Interim Chief Financial Officer (Principal Financial Officer)

David J. DeBrunner* Name: David J. DeBrunner	Vice President, Chief Accounting Officer and Corporate Controller (Principal Accounting Officer)

Robert T. Blakely* Name: Robert T. Blakely	Director

Mayree C. Clark* Name: Mayree C. Clark	Director

Stephen A. Feinberg* Name: Stephen A. Feinberg	Director

Kim S. Fennebresque* Name: Kim S. Fennebresque	Director

Franklin W. Hobbs* Name: Franklin W. Hobbs	Director

Marjorie Magner* Name: Marjorie Magner	Director

John J. Stack* Name: John J. Stack	Director

*By:

/s/ Cathy L. Quenneville Name: Cathy L. Quenneville	Attorney-in-Fact

Pursuant to the requirements of the Securities Act, GMAC Capital Trust I certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Detroit, and State of Michigan, on the 2nd day of March, 2011.

GMAC Capital Trust I

By:	Christopher Halmy*
	Name:	Christopher Halmy
	Title:	Administrative Trustee

By:	Sean Leary*
	Name:	Sean Leary
	Title:	Administrative Trustee

*By:

/s/ Cathy L. Quenneville	Attorney-in-Fact
Name: Cathy L. Quenneville

Pursuant to the requirements of the Securities Act, GMAC Capital Trust I certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Detroit, and State of Michigan, on the 2nd day of March , 2011.

GMAC Capital Trust I with respect to Series 1

By:	Christopher Halmy*
	Name:	Christopher Halmy
	Title:	Administrative Trustee

By:	Sean Leary*
	Name:	Sean Leary
	Title:	Administrative Trustee

GMAC Capital Trust I with respect to Series 2

By:	Matthew M. Brennan*
	Name:	Matthew M. Brennan
	Title:	Administrative Trustee

By:	Alison M. Summerville*
	Name:	Alison M. Summerville
	Title:	Administrative Trustee

*By:

/s/ Cathy L. Quenneville	Attorney-in-Fact
Name: Cathy L. Quenneville

EXHIBIT INDEX

Exhibit Number	Description of Document
4.1**	Form of Second Amended and Restated Declaration of Trust of GMAC Capital Trust I, to be entered into between Ally Financial Inc., the trustees of GMAC Capital Trust I and the holders, from time to time, of undivided beneficial interests in the relevant series of the Trust.

4.2**	Form of Amended and Restated Indenture, to be entered into between Ally Financial Inc. and The Bank of New York Mellon.

4.3**	Form of Series 1 Trust Preferred Securities Guarantee Agreement, to be entered into between Ally Financial Inc. and The Bank of New York Mellon.

4.4**	Form of Series 2 Trust Preferred Securities Guarantee Agreement, to be entered into between Ally Financial Inc. and The Bank of New York Mellon.

4.5**	Certificate of Trust for GMAC Capital Trust I.

4.6**	Form of Series 1 Trust Preferred Security of GMAC Capital Trust I (included in Exhibit 4.1).

4.7**	Form of Series 1 Common Security of GMAC Capital Trust I (included in Exhibit 4.1).

4.8**	Form of Series 2 Trust Preferred Security of GMAC Capital Trust I (included in Exhibit 4.1).

4.9**	Form of Series 2 Common Security of GMAC Capital Trust I (included in Exhibit 4.1).

4.10**	Form of specimen certificate representing Series 1 Debentures (included in Exhibit 4.1).

4.11**	Form of specimen certificate representing Series 2 Debentures (included in Exhibit 4.1).

5.1**	Opinion of Davis Polk & Wardwell LLP as to the validity of the Debentures and the Guarantees (including the consent of such counsel).

5.2**	Opinion of Richards, Layton & Finger, P.A., special Delaware counsel, as to the validity of the Trust Preferred Securities (including the consent of such counsel).

8.1*	Opinion of Davis Polk & Wardwell LLP regarding certain tax matters.

10.1**	Securities Purchase and Exchange Agreement, between the U.S. Department of Treasury, GMAC Capital Trust I and Ally Financial Inc., dated as of December 30, 2009, incorporated by reference from Exhibit 10.1 of the Current Report on Form 8-K filed by Ally Financial Inc. on January 5, 2010.

12.1**	Computation of Ratio of Earnings to Fixed Charges.

23.1**	Consent of Deloitte & Touche LLP.

23.2**	Consent of Davis Polk & Wardwell LLP (included in Exhibit 5.1)

23.3**	Consent of Richards, Layton & Finger, P.A. (included in Exhibit 5.2)

23.4*	Consent of Davis Polk & Wardwell LLP (included in Exhibit 8.1)

25.1**	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939, as amended, of The Bank of New York Mellon to act as Indenture Trustee for each of the Series 1 Debentures and the Series 2 Debentures under the Amended and Restated Indenture.

25.2**	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939, as amended, of The Bank of New York Mellon to act as Institutional Trustee for each of Series 1 and Series 2 under the Amended and Restated Declaration of Trust of GMAC Capital Trust I.

25.3**	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939, as amended, of The Bank of New York Mellon to act as Guarantee Trustee under the Amended and Restated Series 1 Trust Preferred Securities Guarantee Agreement for the benefit of holders of Series 1 Trust Preferred Securities of GMAC Capital Trust I.

25.4**	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939, as amended, of The Bank of New York Mellon to act as Guarantee Trustee under the Amended and Restated Series 2 Trust Preferred Securities Guarantee Agreement for the benefit of holders of Series 2 Trust Preferred Securities of GMAC Capital Trust I.

*	Filed herewith
**	Previously filed